UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission file number: 001-42409

Pony AI Inc.

(Exact Name of Registrant as Specified in Its Charter)

1301 Pearl Development Building

1 Mingzhu 1st Street, Hengli Town, Nansha District

Guangzhou, People’s Republic of China, 511458

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release titled “PONY AI Inc. and Tencent Cloud Announce Strategic Partnership to Advance Autonomous Driving Technology and Robotaxi Commercial Deployment”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pony AI Inc.

Date: April 25, 2025	By:	/s/ Jun Peng
Name: Dr. Jun Peng
Title: Chairman of the Board, Chief Executive Officer